EXHIBIT 16.1

May 30, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of APAC Customer Services, Inc.’s Form 8-K/A dated May 30, 2006, and have the following comments:

FIRST PARAGRAPH

We agree with the statement made in the first sentence of this paragraph. We agree with the statement made in the first clause of the second sentence in this paragraph. We have no basis upon which to agree or disagree with the statement made in the second clause of the second sentence of this paragraph. We agree with the statement made in the third sentence of this paragraph.

SECOND, THIRD AND FOURTH PARAGRAPHS

We agree with the statements made in these paragraphs.

FIFTH AND SIXTH PARAGRAPHS

We have no basis upon which to agree or disagree with the statements made in these paragraphs.

Yours truly,